UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 26, 2009

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 26, 2009, entitled “VODAFONE APPOINTS TWO NEW EXECUTIVE DIRECTORS”.

26 May 2009

VODAFONE APPOINTS TWO NEW EXECUTIVE DIRECTORS

Vodafone Group Plc (“Vodafone” or the “Company”) announces today that Michel Combes and Stephen Pusey will join the Board of the Company on 1 June 2009.

Michel Combes, aged 47, is the Chief Executive of the Company’s Europe Region. He joined Vodafone in October 2008. Michel began his career at France Telecom in 1986 in the External Networks Division, following which he joined the Industrial and International Affairs Division. He became technical adviser to the Minister of Transportation in 1991 before serving as Chairman and CEO of Globecast from 1995 to 1999, when he became Executive Vice-President of Nouvelles Frontieres Group. From 2001 to 2003 he was the Chief Executive Officer of Assystem-Brime and in 2003 he returned to France Telecom as Senior Vice-President of Group Finance and Chief Financial Officer. From 2006 to 2008 he was Chairman and Chief Executive of TDF Group.

Steve Pusey, aged 47, joined Vodafone in September 2006 and is the Group Chief Technology Officer. He is responsible for all aspects of Vodafone’s networks, IT capability, research and development and supply chain management. Before joining Vodafone he held the positions of Executive Vice President and President, Nortel EMEA, having joined Nortel in 1982, gaining a wealth of international experience across both the wireline and wireless industries and in business applications and solutions. Prior to Nortel, Steve spent several years with British Telecom.

Sir John Bond, Chairman of Vodafone, commented: “I am delighted to welcome Michel Combes and Steve Pusey to the Board of the Company. Their deep knowledge of the telecommunications industry and their significant international experience will be very helpful to the Board and I know all of my colleagues are looking forward to their contribution. Their appointments will help ensure that there is a good balance on the Board of both executive and non-executive directors. I am confident that Michel and Steve will be major contributors to the future of Vodafone.”

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For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 26, 2009	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Group General Counsel and Company
Secretary